Joshua A. Kaufman

+1 212 479 6495

josh.kaufman@cooley.com

May 17, 2016

By EDGAR and Hand Delivery

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Suzanne Hayes
Mr. Joseph McCann Mr. Michael Gershon Mr. Mark Brunhofer Mr. James Rosenberg

Re:	UroGen Pharma Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted April 20, 2016
CIK No. 0001668243

Ladies and Gentlemen:

On behalf of UroGen Pharma Ltd. (“UroGen” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated May 6, 2016 (the “Comment Letter”), relating to the above referenced confidential draft Registration Statement on Form F-1 (the “Draft Registration Statement”).

In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we are also delivering three copies of the Amended DRS marked to show all changes from the Draft Registration Statement.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in the Amended DRS.

Overview, page 1

1.	We note your revised disclosures in response to prior comment 1. Please revise the first paragraph on page 1 to clarify that MMC is currently used off-label for the indication you specify.

In response to the Staff’s comment, the Company has revised the first paragraph on page 1 of the Amended DRS to clarify that MMC is currently used off-label for the indication specified.

Cooley LLP    1114 Avenue of the Americas    New York, NY    10036

t: (212) 479-6000    f: (212) 479-6275    cooley.com

May 17, 2016

Page Two

Risks Associated with Our Business, page 7

2.	Please revise the first bullet point to highlight that your independent registered public accounting firm has expressed substantial doubt about your ability to continue as a going concern.

In response to the Staff’s comment, the Company has revised the first bullet on page 7 of the Amended DRS to highlight that the Company’s independent registered public accounting firm has expressed substantial doubt about the Company’s ability to continue as a going concern.

Capitalization, page 57

3.	We acknowledge your response to prior comment 6. As the warrant holders are not legally bound to exercise their warrants please remove the exercise of these warrants from your pro forma presentations throughout your filing including, but not limited to, capitalization, summary financial data, dilution, etc. You may separately disclose the impact on cash, equity and shares outstanding if these warrants are indeed exercised for cash in conjunction with your offering. Alternatively, obtain legally binding agreements from each warrant holder indicating their obligation to exercise their warrants for cash if your offering is consummated in order to support inclusion of these exercises as being factually supportable.

The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Amended DRS, including specifically on pages 12 and 57-59, to remove the exercise of the warrants from the pro forma presentation, and to discuss the prospective impact of warrant exercise through supplemental disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Components of Results of Operations

Research and development expenses, net, page 63

4.	Your response to prior comment 8 indicates that you do not track internal costs by project. Please tell us whether you track external costs or any other costs by project. If so, revise your disclosure, either here or in your results of operations discussion, to disclose those costs incurred that you track by project for each period presented. In addition, as previously requested, for those costs you do not track by project revise your disclosure to provide other quantitative or qualitative disclosure that indicates the amount of your resources being used on the project.

The Company respectfully advises the Staff that it did not specifically track its internal or external research and development costs on a project-by-project basis during the complete periods for which the financial statements are presented in the Amended DRS. During 2015, the Company began to track certain external development costs on a project-by-project basis; however, the Company did not do so for the entire year ended December 31, 2015. Based in part on expenditures tracked from 2015, the Company has been able to assess, in general terms, that it allocated its aggregate $10.5 million of research and development expenditures (after adjusting for an aggregate $1.2 million of off-setting third-party contributions) approximately 30% to MitoGel, approximately 5% to VesiGel, approximately 35% to Vesimune, and approximately 30% to other products and unallocated expenses. Expenditures on Vesimune included approximately $4.1 million of in-process research and development costs in connection with related intellectual property that the Company purchased from Telormedix SA. The Company has revised the disclosure on page 64 of the Amended DRS to reflect the foregoing response.

Next Steps..., page 94

5.

We continue to evaluate your response to prior comment 3 concerning identification of the collaboration partner and filing of the collaboration agreement as an exhibit. Please expand your response to explain in greater detail the contractual obligations and responsibilities of both parties, including those referenced in general terms in your risk factor disclosure on pages 20-21.

Cooley LLP    1114 Avenue of the Americas    New York, NY    10036

t: (212) 479-6000    f: (212) 479-6275    cooley.com

May 17, 2016

Page Three

In particular, please tell us the financial terms of the collaboration agreement, including whether the agreement specifies the amount of future payments in the event the option were exercised. Also, expand your response to discuss the option in greater detail, including its term and whether it contains any material limitations on the scope of the future license.

The Company respectfully acknowledges the Staff’s comment. As disclosed in note 5.d on page F-12 of the Amended DRS, the Company received upfront consideration in the amount of $750,000 from its collaboration partner in exchange mainly for the Company to provide gel to the collaboration partner to test the utility of the gel for the delivery of botulinum toxin A into the urinary tract. There are no further financial obligations or payments due by or to the Company pursuant to the collaboration agreement, although the parties have an obligation to negotiate a license agreement in good faith upon the collaboration partner’s option exercise. The agreement does not specify the amount of future payments upon option exercise. The option extends through the term of the agreement, which ends 60 days after the collaboration partner’s submission of the last required quarterly report under the agreement, subject to earlier termination. There are no material limitations on the scope of the prospective license in terms of geography, usage or otherwise. The Company entered into the collaboration agreement in the ordinary course of its business in connection with a preclinical product candidate and does not deem the amount of consideration received pursuant thereto to be material to its business. In light of such conclusion, the Company deems the collaboration agreement immaterial and has removed the related risk factor on pages 20-21 of the Amended DRS.

6.	Please revise to disclose when the collaboration commenced. Also, consider whether the single sentence of disclosure concerning the collaboration in this section is sufficient in light of your reference to the agreement in the Summary and your inclusion of a risk factor concerning potential termination of the arrangement.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 63 of the Amended DRS to disclose when the collaboration commenced, and also refers the Staff to the Company’s response to Comment 5 immediately above.

*    *    *

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (212) 479-6495 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information. Thank you in advance for your attention to the above.

Sincerely,

/s/ Joshua A. Kaufman

Joshua A. Kaufman

COOLEY LLP

Cc:	Ron Bentsur, UroGen Pharma Ltd.
Divakar Gupta, Cooley LLP
Daniel I. Goldberg, Cooley LLP

Cooley LLP    1114 Avenue of the Americas    New York, NY    10036

t: (212) 479-6000    f: (212) 479-6275    cooley.com